

Mail Stop 4631

January 30, 2018

Via E-mail
Mr. Carl Weatherley-White
Chief Financial Officer
VivoPower International PLC
91 Wimpole Street, Marylebone
London W1G 0EF
United Kingdom

> **Re: VivoPower International PLC**
> **Form 20-F for the year ended March 31, 2017**
> **Filed August 1, 2017 as amended on August 1, 2017**
> **File No. 1-37974**

Dear Mr. Weatherley-White:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2017

B. Business Overview, page 19

1.   We note that your disclosure at the bottom of page 19 which discusses your Adjusted EBITDA results, a non-IFRS measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable IFRS measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.2.12 Revenue Recognition, page F-12

2.   We note that during the year ended March 31, 2017 you generated a substantial portion of your revenue from development fees related to the completion of your first two solar projects under the BTO business model. Please address the following:

- You indicate that pursuant to your BTO business model you build solar power plants then transfer ownership of such projects to investors. Please provide us with a comprehensive explanation of the terms of the BTO projects which appear to have only generated development fees. Please explain how this fits into the BTO business model you describe in your business section.

- Please further explain in detail why there is no cost of revenues associated with development fees.

- Please tell us who paid you the development fees that were recorded as revenue during the year ended March 31, 2017 and whether they are a related party.

- With reference to the terms of your development contract, please explain how you determined that recording revenue under the percentage of completion method was appropriate.

- We note that you recorded some revenue from power generation, as such, please include your policy for recording power generation revenue in future filings.

4. Segmental Information, page F-15

b) Secondary segment analysis – by product group

3.   We note that other revenue represents a significant portion of total revenue. Please tell us what product groups make up the amount you include in 'other revenue' and revise future filings to provide this information.

14. Investments, page F-24

4.   Your disclosure indicates that investments relate to two North Carolina projects and we note your reference on page 52 to the Membership Purchase Agreements whereby interest in the applicable project companies was acquired. Please help us better understand how you accounted for the acquisition of the project companies, the terms of the acquisition and whether your initial acquisition was for the 14.5% and 10% equity interest you currently hold in these projects. Further, please tell us who the entities are that hold the remaining interest and whether they are related parties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and Construction